Mr. Glen Ceremony
Chief Financial Officer
Travelzoo
800 West El Camino Real, Suite 275
Mountain View, CA 94040

June 6, 2017

Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street N.E., Mail Stop 4628
Washington, D.C. 20549

Re: Travelzoo
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 15, 2017
File No. 0-50171

Dear Ms. Blye:

We are writing in response to the comments we received from you by letter dated May 22, 2017, regarding the above-referenced filings of Travelzoo (the “Company”, “we” or “Travelzoo”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

General

1.
The fly.com website, which you owned until March 30, 2017 listed flights to Khartoum, Sudan. We note also that some of the airlines you identify on pages 3 as airlines that use your services fly to Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about these countries. Please describe to us the nature and extent of past, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, advertisers, or other direct or indirect arrangements. You should describe any services or products you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control

Ms. Cecilia Blye
June 6, 2017

Response

On March 30, 2017, Travelzoo discontinued the Fly.com business and sold the Fly.com domain name. When Travelzoo owned the Fly.com website, the website was a metasearch website that displayed flight data and served as a travel research resource. Fly.com did not sell airline tickets. Rather, the Fly.com website was supported by an advertising business model primarily through a click-based advertising model. While the Fly.com website displayed flight itineraries, it did not transact with users to book flights to/from these countries. The Fly.com business did not have any commercial arrangements or agreements with businesses in Syria or Sudan. Nor did the Fly.com business have any business operations, subsidiaries, affiliated entities or employees in Sudan or Syria. The Fly.com business did not have any form of agreement, arrangement, or other form of contact with the governments of Sudan or Syria, or, to its knowledge, entities those governments control.

1.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amount of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decisions, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

The Company does not believe that the limited prior display of flight information data with respect to Sudan and Syria described in response to the foregoing comment are material contacts with those countries in quantitative or qualitative terms, nor does the Company believe that such limited display of flight information present a material investment risk to its stockholders. Furthermore, given that the Company has discontinued its Fly.com business, it does not have any intention to expand its Fly.com business activities in any of these countries, and, therefore, does not expect to have any future material impact to its business, financial condition or results of operations.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 316-6905 or by email gceremony@travelzoo.com with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Ceremony

Glen Ceremony
Chief Financial Officer